December 7, 2005	TSX: QC AMEX: QCC

Quest Announces Its First Dividend Payment

Vancouver, British Columbia, December 7, 2005 - Quest Capital Corp. is pleased to announce the declaration by its board of directors on December 7, 2005 of its first semi-annual dividend of $0.03 per share. The semi-annual dividend will be payable on January 4, 2006 to shareholders of record at the close of business on December 19, 2005.

“The commencement of a dividend policy reflects both the strength of the business model that your company employs and the recently announced reduction in personal taxes on dividends that are proposed to come into effect in 2006. We are confident that we can continue to grow the business while maintaining a dividend,” said Bob Buchan, Executive Chairman of Quest.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.